Exhibit 19.1

Revised: September 28, 2024

HARBORONE BANCORP, INC.

STATEMENT OF COMPANY POLICY ON INSIDER TRADING AND DISCLOSURE

This memorandum sets forth the policy of HarborOne Bancorp, Inc. and its subsidiaries (collectively, the “Company”) regarding trading in the Company’s securities as described below and the disclosure of information concerning the Company. This Statement of Company Policy on Insider Trading and Disclosure (the “Insider Trading Policy”) is designed to prevent insider trading or the appearance of impropriety, to satisfy the Company’s obligation to reasonably supervise the activities of Company personnel, and to help Company personnel avoid the severe consequences associated with violations of insider trading laws. It is your obligation to understand and comply with this Insider Trading Policy. Please contact Inez FriedmanBoyce, Executive Vice President, Chief Legal Officer, General Counsel and Corporate Secretary, at (508) 895-1188 if you have any questions regarding the policy. A. To Whom does this Insider Trading Policy Apply?

This Insider Trading Policy is applicable to the Company’s directors, officers and employees, and continues to apply following the termination of any such individual’s service to or employment with the Company until any material, nonpublic information possessed by such individual has become public or is no longer material. The same restrictions that apply to you also apply to the following persons (collectively, these persons and entities are referred to as “Affiliated Persons”):

•	your “Family Members” (“Family Members” are (a) your spouse or domestic partner, children, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws who reside in the same household as you, (b) your children or your spouse’s children who do not reside in the same household as you but are financially dependent on you, (c) any of your other family members who do not reside in your household but whose transactions are directed by you, and (d) any other individual over whose account you have control and to whose financial support you materially contribute. (Materially contributing to financial support would include, for example, paying an individual’s rent – not just a phone bill.);
•	all trusts, family partnerships and other types of entities formed for your benefit or for the benefit of a member of your family and over which you have the ability to influence or direct investment decisions concerning securities;
•	all persons who execute trades on your behalf; and
•	all investment funds, trusts, retirement plans, partnerships, corporations and other types of entities over which you have the ability to influence or direct investment decisions concerning securities; provided, however, that the Insider Trading Policy does not apply to any such entity that engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) if the entity has established its own insider trading controls and procedures in compliance with applicable securities laws and it (or an affiliated entity) has represented to the Company that its affiliated entities: (a) engage in the investment of securities in the ordinary course of their respective businesses; (b) have established insider trading controls and procedures in compliance with securities laws; and (c) are aware the securities laws prohibit any person or entity who has material nonpublic information concerning the Company from purchasing or selling securities of the Company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities.

You are responsible for ensuring compliance with this Insider Trading Policy by Affiliated Persons.

All of our directors, executive officers (as defined by Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and certain designated employees also must comply with the Company’s Special Trading Procedures for Insiders (the “Trading Procedures”), which supplement and shall be deemed a part of this Insider Trading Policy. Generally, the Trading Procedures establish trading windows outside of which the persons covered by the Trading Procedures will be restricted from trading in the Company’s securities and also require the pre-clearance of all transactions in the Company’s securities by such persons. You will be notified if you are required to comply with the Company’s Trading Procedures.

B. What is Prohibited by this Insider Trading Policy?

You and your Affiliated Persons are prohibited from engaging in insider trading and from trading in securities in violation of this Insider Trading Policy. “Insider trading” is (1) trading (buying or selling) the securities of a company whether for your account or for the account of another, while in the possession of material nonpublic information (see definition below) about that company or (2) disclosing material nonpublic information about a company to others who may trade on the basis of that information. Insider trading can result in criminal prosecution, jail time, significant fines and public embarrassment for you and the Company.

Prohibited Activities

When you know or are in possession of material, nonpublic information, whether positive or negative, about the Company, you generally are prohibited from the following activities:

•	trading in the Company’s securities, which includes common stock, options to purchase common stock, any other type of securities that the Company may issue

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(such as preferred stock, convertible debentures, warrants, exchange-traded options or other derivative securities), and any derivative securities that provide the economic equivalent of ownership of any of the Company’s securities or an opportunity, directly or indirectly, to profit from any change in the value of the Company’s securities, except for trades made pursuant to plans approved by the Chief Legal Officer in accordance with this policy that are intended to comply with Rule 10b5-1 under the Exchange Act;
•	having others trade for you in the Company’s securities;

giving trading advice of any kind about the Company except that you should, when appropriate, advise others not to trade if doing so might violate the law or this Insider Trading Policy; and

•	disclosing the material, nonpublic information about the Company to anyone else who might then trade, or recommending to anyone that they purchase or sell the Company’s securities when you are aware of material, nonpublic information (these practices are known as “tipping”).

As noted above, these prohibitions also apply to your Affiliated Persons.

Additionally, whether or not you are in possession of material, nonpublic information, whether positive or negative, about the Company, you are also generally prohibited from engaging in the following activities:

•	selling any securities of the Company that are not owned by you at the time of the sale (a “short sale”);
•	buying or selling puts, calls, other derivative securities of the Company or any derivative securities that provide the economic equivalent of ownership of any of the Company’s securities or an opportunity, direct or indirect, to profit from any change in the value of the Company’s securities or engage in any other hedging transaction with respect to the Company’s securities;
•	holding the Company’s securities as collateral in a margin account; and
•	pledging the Company’s securities as collateral for a loan.

The trading prohibitions in this Insider Trading Policy do not apply to: (1) an exercise of an employee stock option when payment of the exercise price is made in cash or (2) the withholding by the Company of shares of stock upon vesting of restricted stock or upon settlement of restricted stock units to satisfy applicable tax withholding requirements if (a) such withholding is required by the applicable plan or award agreement or (b) the election to exercise such tax withholding right was made by the Insider in compliance with the Trading Procedures.

The trading prohibitions in this Insider Trading Policy do apply, however, to the use of outstanding Company securities to constitute part or all of the exercise price of an option, any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

These prohibitions continue whenever and for as long as you know or are in possession of material, nonpublic information. Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider even the appearance of improper insider trading and how enforcement authorities and others might view the transaction in hindsight.

This Insider Trading Policy applies to you and your Affiliated Persons so long as you are associated with the Company. If you leave the Company for any reason, this Insider Trading Policy, including, if applicable, the Trading Procedures, will continue to apply to you and your Affiliated Persons until the later of: (1) the second full trading day following the public release of earnings for the fiscal quarter in which you leave the Company or (2) the second full trading day after any material nonpublic information known to you has become public or is no longer material.

Definition of Material, Nonpublic Information

This Insider Trading Policy prohibits you from trading in the Company’s securities if you are in possession of information about the Company that is both “material” and “nonpublic.” If you have a question whether certain information you are aware of is material or has been made public, you should consult with the Chief Legal Officer.

What is “Material” Information?

Information about the Company is “material” if it could reasonably be expected to affect the investment or voting decisions of a stockholder or investor, or if the disclosure of the information could reasonably be expected to significantly alter the total mix of information in the marketplace about the Company. In simple terms, material information is any type of information that could reasonably be expected to affect the market price of the Company’s securities. Both positive and negative information may be material. While it is not possible to identify all information that would be deemed “material,” the following items are types of information that should be considered carefully to determine whether they are material:

•	projections of future earnings or losses, or other earnings guidance;
•	quarterly financial results that are known but have not been publicly disclosed;
•	earnings or revenue that are inconsistent with the consensus expectations of the investment community;
•	potential restatements of the Company’s financial statements, changes in auditors or auditor notification that the Company may no longer rely on an auditor’s audit report;
•	pending or proposed mergers, acquisitions, tender offers, joint ventures or dispositions of significant assets;

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•	changes in management or the Board of Directors;
•	actual or threatened litigation or governmental investigations or major developments in such matters;
•	cybersecurity risks and incidents, including the discovery of significant vulnerabilities or breaches;

developments regarding products, customers, suppliers, orders, contracts or financing sources (e.g., the acquisition or loss of a contract);

•	changes in dividend policy, declarations of stock splits, or public or private sales of additional securities;
•	potential defaults under the Company’s credit agreements or indentures, or the existence of material liquidity deficiencies; and
•	bankruptcies or receiverships.

The Securities and Exchange Commission (the “SEC”) has stated that there is no fixed quantitative threshold amount for determining materiality, and that even very small quantitative changes can be qualitatively material if they would result in a movement in the price of the Company’s securities.

What is “Nonpublic” Information?

Material information is “nonpublic” if it has not been disseminated in a manner making it available to investors generally. To show that information is public, it is necessary to point to some fact that establishes that the information has become publicly available, such as the filing of a report with the SEC, the distribution of a press release through a widely disseminated news or wire service, or by other means that are reasonably designed to provide broad public access. Before a person who possesses material, nonpublic information can trade, there also must be adequate time for the market as a whole to absorb the information that has been disclosed. For the purposes of this Insider Trading Policy, information will be considered public after the close of trading on the second full trading day following the Company’s public release of the information.

For example, if the Company announces material information of which you are aware before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Wednesday. However, if the Company announces this material information after trading begins on that Tuesday, the first time that you can buy or sell Company securities is the opening of the market on Thursday.

C.	Are there any Restrictions on the Use of Electronic Bulletin Boards, Internet Chat Rooms or Websites?

While the Company encourages its stockholders and potential investors to obtain as much information as possible about the Company, the Company believes that information should come from its publicly-filed SEC reports, press releases and external website or from a designated

Company spokesperson, rather than from speculation or unauthorized disclosures by the Company’s directors, officers or employees. For this reason, the Company has designated certain members of management to respond to inquiries regarding the Company’s business and prospects. This centralization of communication is designed to ensure that the information the Company discloses is accurate and considered in light of previous disclosures. Formal announcements are generally reviewed by management and legal counsel before they are made public. Any communications that do not go through this review process create an increased risk to the Company, as well as to the individual responsible for the communication, of civil and criminal liability.

In addition, with the advent of the Internet, and the emergence of electronic bulletin boards and chat rooms, electronic discussions about companies and their business prospects have become common. Inappropriate communications disseminated on the Internet may pose an inherently greater risk due to the size of the audience they can reach. These fora have the potential to move a stock price significantly, and very rapidly – yet the information disseminated through electronic bulletin boards and chat rooms often is unreliable, and in some cases, may be deliberately false. The SEC has investigated and prosecuted a number of fraudulent schemes involving electronic bulletin boards and chat rooms. You may encounter information about the Company on the Internet that you believe is harmful or inaccurate, or other information that you believe is true or beneficial for the Company. Although you may have a natural tendency to deny or confirm such information on an electronic bulletin board or in a chat room, any sort of response, even if it presents accurate information, could be considered improper disclosure and could result in legal liability to you and/or to the Company.

The Company is committed to preventing inadvertent disclosures of material, nonpublic information, preventing unwitting participation in Internet-based securities fraud, and avoiding the appearance of impropriety by persons associated with the Company. Accordingly, this Insider Trading Policy prohibits you from discussing material, nonpublic information about the Company with anyone, including other employees, except as required in the performance of your duties. You should not under any circumstances provide information or discuss matters involving the Company with the news media, any broker-dealer, analyst, investment banker, investment advisor, institutional investment manager, investment company or stockholder, even if you are contacted directly by such persons, without express prior authorization. This restriction applies whether or not you identify yourself as associated with the Company. You should refer all such contact or inquiries to the Company’s Chief Financial Officer.

This Insider Trading Policy also prohibits you from making any comments or postings about the Company on any Internet bulletin boards, chat rooms or websites, or responding to comments or postings about the Company’s business made by others. This restriction applies whether or not you identify yourself as associated with the Company.

D.	What are the Penalties for Insider Trading and Noncompliance with this Insider Trading Policy?

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Both the SEC and the national securities exchanges, through the Financial Industry Regulatory Authority (FINRA), investigate and are very effective at detecting insider trading. The SEC, together with the U.S. Attorneys, pursue insider trading violations vigorously. For instance, cases have been successfully prosecuted against trading by employees in foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

The penalties for violating insider trading or tipping rules can be severe and include:

•	disgorgement of the profit gained or loss avoided by the trading;

payment of the loss suffered by the persons who, contemporaneously with the purchase or sale of securities that are subject of such violation, have purchased or sold, as applicable, securities of the same class;

•	payment of criminal penalties of up to $5,000,000;
•	payment of civil penalties of up to three times the profit made or loss avoided
•	permanent or temporary bar from serving as an officer or director of a public company; and
•	imprisonment for up to 20 years.

The Company and/or the supervisors of the person engaged in insider trading may also be required to pay civil penalties or fines of up to the greater of $2.56 million or three times the profit made or loss avoided, as well as criminal penalties of up to $25 million, and could under certain circumstances be subject to private lawsuits.

Violation of this Insider Trading Policy or any federal or state insider trading laws may subject the person violating such policy or laws to disciplinary action by the Company up to and including termination. The Company reserves the right to determine, in its own discretion and on the basis of the information available to it, whether this Insider Trading Policy has been violated. The Company may determine that specific conduct violates this Insider Trading Policy, whether or not the conduct also violates the law. It is not necessary for the Company to await the filing or conclusion of a civil or criminal action against the alleged violator before taking disciplinary action.

E.	Does the Company have any Other Policies Regarding Confidential Information?

The Company also has strict policies relating to safeguarding the confidentiality of its internal, proprietary information. These policies include procedures regarding identifying, marking and safeguarding confidential information and employee confidentiality agreements. You should comply with these policies at all times.

F.	How Do You Report a Violation of this Insider Trading Policy?

If you violate this Insider Trading Policy or any federal or state laws governing insider trading, or know of any such violation by any director, officer or employee of the Company, you must report the violation immediately to Inez Friedman-Boyce, Executive Vice President, Chief Legal Officer, General Counsel and Corporate Secretary, at (508) 895-1188. However, if the conduct in question involves Ms. Friedman-Boyce, if you have reported such conduct to Ms. Friedman-Boyce and do not believe that she has dealt with it properly, or if you do not feel that you can discuss the matter with Ms. Friedman-Boyce, you may raise the matter with Joseph F Casey, President and Chief Executive Officer, at (508) 895-1312, or with Susan Stewart, Senior Vice President and Chief Human Resources Officer, at (508) 895-1464. You may also raise the matter anonymously by calling the HarborOne Bank Integrity Line, operated by NAVEX/Global Compliance line, at (888) 475-8268.

G.	Is This Insider Trading Policy Subject to Modification?

The Company may at any time change this Insider Trading Policy or adopt such other policies or procedures which it considers appropriate to carry out the purposes of its policies regarding insider trading and the disclosure of Company information. Notice of any such change will be delivered to you by regular or electronic mail (or other delivery option used by the Company) by the Company. You will be deemed to have received, be bound by and agree to revisions of this Insider Trading Policy when such revisions have been delivered to you, unless you object to any revision in a written statement received by Inez Friedman-Boyce, Executive Vice President, Chief Legal Officer, General Counsel and Corporate Secretary within two business days of such delivery.

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Your failure to observe this Insider Trading Policy could lead to significant legal problems, including fines and/or imprisonment, and could have other serious consequences, including the termination of your employment or service relationship with the Company.

Adopted by the Board of Directors on: September 28, 2024